Mail Stop 4720

*Via Facsimile and U.S. Mail*

Ms. Izumi Hara
Senior Vice President, General Counsel and Secretary
Warner Chilcott Corporation
100 Enterprise Drive
Rockaway, New Jersey 07866


**Re:**  **Warner Chilcott Limited**
**Form 10-K for the Fiscal Year Ended December 31, 2008**
**Definitive Proxy on Schedule 14A filed April 8, 2008**
**File No. 001-33039**


Dear Ms. Hara:

We have completed our review of your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 and have no further comments at this time.


Sincerely,


Jeffrey Riedler
Assistant Director


cc:   Michael Kaplan, Esq.
      Davis Polk & Wardwell LLP
      450 Lexington Avenue
      New York, New York 10017